Exhibit 99.1

iQIYI Prices Offering of US$1.05 billion Convertible Senior Notes

BEIJING, China, March 26, 2019—iQIYI, Inc. (Nasdaq: IQ) (“iQIYI” or the “Company”), an innovative market-leading online entertainment service in China, today announced the pricing of its previously announced offering (the “Notes Offering”) of US$1.05 billion in aggregate principal amount of convertible senior notes due 2025 (the “Notes”). The Company has granted the initial purchasers in the Notes Offering a 13-day option to purchase up to an additional US$150 million in principal amount of the Notes. The Company plans to use part of the net proceeds from the Notes Offering to pay the costs of the capped call transactions described below, and use the remainder of the proceeds to expand and enhance its content offerings, to strengthen its technologies, and for working capital and other general corporate purposes.

The Notes will bear interest at a rate of 2.00% per year, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2019. The Notes will mature on April 1, 2025, unless previously repurchased, redeemed or converted in accordance with their terms prior to such date. The Company may not redeem the Notes prior to maturity, unless certain tax-related events occur. Holders of the Notes may require the Company to repurchase all or part of their Notes in cash April 1, 2023 or in the event of certain fundamental changes. Prior to October 1, 2024, the Notes will be convertible at the option of the holders only upon satisfaction of certain conditions and during certain periods. Holders may convert their Notes at their option at any time on or after October 1, 2024 until the close of business on the second scheduled trading day immediately preceding the maturity date. The initial conversion rate of the Notes is 33.0003 of the Company’s American Depositary Shares (“ADSs”), each currently representing seven Class A ordinary shares of the Company, per US$1,000 principal amount of Notes (which is equivalent to an initial conversion price of approximately US$30.30 per ADS and represents a conversion premium of approximately 32.5% above the Nasdaq closing price of the Company’s ADSs on March 26, 2019, which was US$22.87 per ADS). The conversion rate for the Notes is subject to adjustment upon the occurrence of certain events. Upon conversion, the Company will pay or deliver to such converting holders, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election.

The Notes have been offered in the United States to qualified institutional buyers pursuant to Rule 144A and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The Notes, the ADSs deliverable upon conversion of the Notes and the Class A ordinary shares represented thereby have not been and will not be registered under the Securities Act or the securities laws of any other place, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

In connection with the Notes Offering, the Company has entered into capped call transactions with one or more of the initial purchasers and/or their respective affiliates (the “Option Counterparties”). The capped call transactions are expected generally to reduce the potential dilution to existing holders of the ordinary shares and ADSs of the Company upon conversion of the Notes and/or offset any cash payments that the Company is required to make in excess of the principal amount of the converted notes, as the case may be, with such reduction and/or offset subject to a cap. If the initial purchasers exercise their option to purchase additional Notes, the Company may enter into additional capped call transactions. The Option Counterparties advised the Company that, as part of establishing their initial hedges of the capped call transactions, the Option Counterparties or their respective affiliates expect to purchase the ADSs and/or enter into various derivative transactions with respect to the Company’s ADSs concurrently with, or shortly after, the pricing of the Notes. This activity could increase (or reduce the size of any decrease in) the market price of the ADSs or the Notes at that time. If any such capped call transaction fails to become effective, whether or not the Notes Offering is completed, the Option Counterparty party thereto may unwind its hedge positions with respect to the ADSs, which could adversely affect the value of the ADSs and, if the Notes have been issued, the value of the Notes.

In addition, the Option Counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivative transactions with respect to the ADSs and/or by purchasing or selling the ADSs or other securities of the Company in secondary market transactions following the pricing of the Notes and prior to the maturity of the Notes. The Option Counterparties may engage in such activity during any observation period relating to a conversion of the Notes. This activity could also cause or avoid an increase or a decrease in the market price of the ADSs or the Notes, which could affect noteholders’ ability to convert the Notes and, to the extent the activity occurs during any observation period related to a conversion of the Notes, it could affect the number of ADSs and the value of the consideration that noteholders will receive upon conversion of such Notes.

The cap price of the capped call transactions is initially US$40.02 per ADS, representing a premium of approximately 75% to the Nasdaq closing price of the Company’s ADSs on March 26, 2019, which was US$22.87 per ADS and is subject to adjustment under the terms of the capped call transactions.

The Company expects to close the Offering on or about March 29, 2019, subject to the satisfaction of customary closing conditions.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending offerings of the Notes, and there can be no assurance that any of the offerings will be completed.

About iQIYI, Inc.

iQIYI, Inc. is an innovative market-leading online entertainment service in China. Its corporate DNA combines creative talent with technology, fostering an environment for continuous innovation and the production of blockbuster content. iQIYI’s platform features highly popular original content, as well as a comprehensive library of other professionally-produced content, partner-generated content and user-generated content. The Company distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. iQIYI attracts a massive user base with tremendous user engagement, and has developed a diversified monetization model including membership services, online advertising services, content distribution, live broadcasting, online games, IP licensing, online literature and e-commerce etc.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Financial Guidance and quotations from management in this announcement, as well as iQIYI’s strategic and operational plans, contain forward-looking statements. iQIYI may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about iQIYI’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iQIYI’s strategies; iQIYI’s future business development, financial condition and results of operations; iQIYI’s ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; competition in the online entertainment industry; changes in iQIYI’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and iQIYI undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

Investor Relations

iQIYI, Inc.

+ 86 10 8264 6585

ir@qiyi.com

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